June 18, 2025

Hunter Horsley
President
Bitwise Ethereum ETF
250 Montgomery Street, Suite 200
San Francisco, California 94104

       Re: Bitwise Ethereum ETF
           Post-Effective Amendment No. 1 to
           Registration Statement on Form S-1
           Filed June 10, 2025
           File No. 333-278308
Dear Hunter Horsley:

       We have reviewed your post-effective amendment and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Form S-1
Prospectus Summary
Purchases and Sales of Ether, page 5

1. Please revise to disclose the material terms of the agreements with the Ether Trading
       Counterparties.
The Trust's Service Providers
The Ether Custodian, page 6

2. We note that the Trust may retain additional ether custodians from time to time.
       Please revise to disclose the criteria, if any, that the Sponsor and the Trust will use to select such additional ether custodians.
 June 18, 2025
Page 2
Creation and Redemption of Shares, page 107

3. We note your disclosure on page 108 that the manner by which creations and redemptions are made is dictated by the terms of the Authorized
Participant
       Agreement. Please revise to identify the current Authorized Participants that have
       Authorized Participant Agreements that allow for only cash, only in-kind, and both cash and in-kind creations and redemptions.
4. Please reconcile your disclosures in this section relating to timing of placing of
       Creation Orders and Redemption Orders for in-kind transactions, with Sections
       2.08(a) and 2.09(a) of the Trust Agreement, and Schedule 1 to the Authorized
       Participant Agreement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lulu Cheng at 202-551-3811 or Sonia Bednarowski at 202-551-3666
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Richard Coyle